Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NORTEK REPORTS 2008 UNAUDITED RESULTS
AND DELAY IN FILING OF 2008 FORM 10-K
_____

PROVIDENCE, RI, March 31, 2009—**Nortek, Inc.** ("**Nortek**"), a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products, today announced it has delayed the filing with the Securities and Exchange Commission ("SEC") of its Annual Report on Form 10-K for the year ended December 31, 2008 and also announced unaudited 2008 financial results.

Nortek was unable to timely finalize its accounting documentation and analysis and prepare its financial statements which are to be included in its Annual Report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K") by the prescribed filing date without unreasonable effort and expense, primarily due to the complexities of the goodwill impairment calculation, as required under SFAS No. 142, and the related valuations. **Nortek** currently anticipates filing the Form 10-K on or before April 15, 2009, although there can be no assurance in this regard.

- m o r e -

Richard L. Bready, Chairman and Chief Executive Officer, said, "**Nortek** performed reasonably well in 2008 considering the difficult market conditions. Revenues for 2008 were $2,270 million, down 4.1 percent from 2007. **Nortek** fourth-quarter 2008 revenues were down 12.1 percent as remodeling and renovation spending was severely impacted by the low level of housing activity and the worldwide crisis in the credit and financial markets. Additionally, the troubled mortgage market, rising unemployment and decreasing home values have had a further negative impact on consumer disposable income and has resulted in lower sales across all of our markets."

Key financial highlights for 2008 included:

- Net sales of $2,270 million, a decrease of 4.1 percent, compared to the $2,368 million recorded in 2007.

- An operating loss of $610.0 million (including the impact of the estimated $710 million non-cash goodwill impairment charge), compared to operating earnings of $185.5 million for 2007.

- Adjusted operating earnings of $100.0 million for 2008.

- Depreciation and amortization expense of $68.6 million compared to $65.1 million in 2007.

- Acquisitions contributed approximately $20.7 million in net sales and reduced operating earnings by $3.2 million for the year ended December 31, 2008.

Key financial highlights for the fourth quarter of 2008 included:

- Net sales of $500 million, a decrease of 12.1 percent, compared to the $569 million recorded in the fourth quarter of 2007.

- An operating loss of $100.7 million (including the impact of the $110 million additional estimated non-cash goodwill impairment charge), compared to operating earnings of $38.3 million in the fourth quarter of 2007.

- Adjusted operating earnings of $9.3 million in the fourth quarter of 2008.

- Depreciation and amortization expense of $15.5 million compared to $18.2 million in last year's fourth quarter.

As of December 31, 2008, **Nortek** had approximately $182 million in unrestricted cash, cash equivalents and marketable securities and had $145 million of borrowings outstanding under its asset-backed revolving credit facility.

Mr. Bready added, "**Nortek** expects these difficult markets to continue throughout 2009 and adversely impact operating results. In the first quarter of 2009, **Nortek** anticipates net sales to be approximately 20 percent lower than the first quarter of 2008. Additionally, the instability in the global economy is expected to continue to impact consumer confidence and spending on home remodeling and repair expenditures throughout 2009. **Nortek** intensified cost reduction initiatives in the fourth quarter of 2008 and into 2009 to significantly reduce discretionary spending and achieve reductions in **Nortek's** workforce. **Nortek** expects to reduce expense levels by an amount of $50 million to $60 million in 2009 from 2008 spending levels."

Mr. Bready continued, "**Nortek** is looking at its business with a long-term view and a continued focus on its low-cost country sourcing strategy and cost-reduction initiatives. Balance sheet management is an extremely important priority for all of our businesses so we can maximize our cash flow from operating activities. During this challenging environment, we will only fund necessary capital investments that will improve our business operations."

Nortek* (a wholly owned subsidiary of **Nortek Holdings, Inc.**, which is a wholly owned subsidiary of **NTK Holdings, Inc.**) is a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products. **Nortek** offers a

broad array of products including: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and home technology offerings, including audio, video, access control, security and other products.

**As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.*

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth and product liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, please refer to the reports and filings of Nortek with the Securities and Exchange Commission.

# # #

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

	For the Fourth Quarter Ended December 31,		For the Years Ended December 31,	
	2008	**2007**	**2008**	**2007**
	(Dollar amounts in millions)			
Net Sales	$ 499.8	$ 569.2	$ 2,269.7	$ 2,368.2
Costs and Expenses:				
Cost of products sold (see Note D)	374.2	410.2	1,673.5	1,679.9
Selling, general and administrative expense, net (see Note D)	109.9	112.1	468.0	475.3
Goodwill impairment charge (see Note B)	110.0	---	710.0	---
Amortization of intangible assets	6.4	8.6	28.2	27.5
	600.5	530.9	2,879.7	2,182.7
Operating (loss) earnings	(100.7)	38.3	(610.0)	185.5
Interest expense	(38.9)	(30.7)	(134.7)	(122.0)
Loss from debt retirement	---	---	(9.9)	---
Investment income	0.2	0.5	0.8	2.0
(Loss) earnings before provision for income taxes	(139.4)	8.1	(753.8)	65.5
(Benefit) provision for income taxes	(3.8)	5.0	26.9	33.1
Net (loss) earnings	$ (135.6)	$ 3.1	$ (780.7)	$ 32.4

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

1

NORTEK, INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

(A)   The unaudited condensed consolidated summary of operations, which includes the accounts of Nortek, Inc. and all of its wholly-owned subsidiaries (individually and collectively, the "Company" or "Nortek"), is preliminary and is subject to the Company completing the documentation of its accounting for SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") (see Note B).   These unaudited condensed consolidated summary of operations have been prepared after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflects all adjustments of a normal recurring nature necessary for a fair statement of the periods presented.   On March 31, 2009, the Company announced it had delayed the filing with the Securities and Exchange Commission ("SEC") of its report on Form 10-K for the year ended December 31, 2008.   Although the Company does not expect there to be any further adjustments to its operating results and financial condition for the year ended December 31, 2008, there can be no assurance that additional adjustments will not be required in the filing of its Form 10-K with the SEC.   It is suggested that this unaudited condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and the notes included in the Company's latest annual report on Form 10-K, its quarterly reports on Form 10-Q and its Current Reports on Form 8-K as filed with the SEC.

(B)   The Company accounts for acquired goodwill and intangible assets in accordance with Statement of Financial Standards ("SFAS") No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") which involves judgment with respect to the determination of the purchase price and the valuation of the acquired assets and liabilities in order to determine the final amount of goodwill.

Under SFAS No. 142, goodwill and intangible assets determined to have indefinite useful lives are not amortized. Instead these assets are evaluated for impairment on an annual basis, or more frequently when an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value, including, among others, a significant adverse change in the business climate.   The Company has set the annual evaluation date as of the first day of its fiscal fourth quarter.   The reporting units evaluated for goodwill impairment by the Company have been determined to be the same as the Company's operating segments in accordance with the criteria in SFAS No. 142 for determining reporting units and include Residential Ventilation Products ("RVP"), Home Technology Products ("HTP"), Residential Air Conditioning and Heating Products ("Residential HVAC") and Commercial Air Conditioning and Heating Products ("Commercial HVAC").

As a result of the Company's belief that the severe impact of the worldwide crisis in the credit and financial markets in the second half of 2008, declines in new and existing home sales, the instability in the troubled mortgage market, rising unemployment and decreasing home values would continue to have a negative impact on residential new construction activity, consumer disposable income and spending on home remodeling and repair expenditures through at least 2009, the Company concluded in the third quarter of 2008 that indicators of potential goodwill impairment were present and therefore the Company needed to perform an interim test of goodwill impairment in accordance with SFAS No. 142.   The interim test of goodwill impairment was performed for all four of the Company's reporting units.

In accordance with SFAS No. 142, the Company prepared a "Step 1" Test that compared the estimated fair value of each reporting unit to its carrying value. The Company utilized a discounted cash flow approach in order to value the Company's reporting units for the Step 1 Test, which required that the Company forecast future cash flows of the reporting units and discount the cash flow stream based upon a weighted average cost of capital that was derived, in part, from comparable companies within similar industries.   The discounted cash flow calculations also included a terminal value calculation that was based upon an expected long-term growth rate for the applicable reporting unit.   The Company believes that its procedures for estimating discounted future cash flows, including the terminal valuation, were reasonable and consistent with market conditions at the time of estimation. The results of the Step 1 Tests performed in the third quarter of 2008 indicated that the carrying values of the RVP, HTP and Residential HVAC reporting units exceeded the estimated fair values determined by the Company and, as such, a "Step 2" Test was required under SFAS No. 142 for each of these reporting units.   The estimated fair value of Commercial HVAC exceeded its carrying value so no further impairment analysis was required for this reporting unit.   Based on the Company's estimates at September 27, 2008, the impact of reducing the Company's fair value estimates for Commercial HVAC by 10% would have no impact on the Company's goodwill assessment for this reporting unit.

The preliminary Step 2 Test for the third quarter of 2008 required the Company to measure the potential impairment loss by allocating the estimated fair value of each reporting unit, as determined in Step 1, to the reporting units' assets and liabilities, with the residual amount representing the implied fair value of goodwill and, to the extent the implied fair value of goodwill was less than the carrying value, an impairment loss was recognized. As such, the Step 2 Test under SFAS No. 142 required the Company to perform a theoretical purchase price allocation for each of the applicable reporting units to determine the implied fair value of goodwill as of the evaluation date. Due to the complexity of the analysis required to complete the Step 2 Tests and the timing of the Company's determination of the goodwill impairment, the Company had not finalized its Step 2 Tests at the end of the third quarter of 2008. In accordance with the guidance in SFAS No. 142, the Company completed a preliminary assessment of the expected impact of the Step 2 Tests using reasonable estimates for the theoretical purchase price allocation and recorded a preliminary goodwill impairment charge in the third quarter of 2008 of approximately $600.0 million. The allocation of this preliminary goodwill impairment charge for the third quarter of 2008 was approximately $340.0 million, approximately $60.0 million and approximately $200.0 million for the RVP, HTP and Residential HVAC reporting units, respectively.

The Company is in the process of completing Step 2 under SFAS No. 142 for RVP, HTP and Residential HVAC and is performing the following procedures, among others:

- Detailed appraisals to determine the estimated fair value of intangible assets, real estate and machinery and equipment for the RVP, HTP and Residential HVAC reporting units in accordance with methodologies for valuing assets under SFAS No. 141.
- The allocation of the estimated fair value of pension liabilities determined in accordance with the Company's consolidated financial statement requirements to the RVP and Residential HVAC reporting units based on the actuarially determined pension benefit obligations and an allocation of plan assets as of September 27, 2008 for the plans associated with these reporting units.
- Analysis to determine the estimated fair value adjustment required to inventory for the RVP, HTP and Residential HVAC reporting units.
- Deferred tax analysis for the RVP, HTP and Residential HVAC reporting units, which includes allocating estimated deferred tax requirements as of September 27, 2008 to the specific reporting units and calculating the deferred tax consequences of the theoretical purchase price adjustments required by the Step 2 test.

The Company believes that the procedures being performed and estimates used in the theoretical purchase price allocations required for Step 2 Testing under SFAS No. 142 are reasonable and in accordance with the guidelines for acquisition accounting included in SFAS No. 141 to determine the theoretical fair value of the assets and liabilities of the RVP, HTP and Residential HVAC used in the Step 2 Tests.

As a result of the Step 2 analysis to-date, the Company estimates that the goodwill impairment charge as of September 27, 2008 is approximately $710.0 million, consisting of approximately $444.0 million, approximately $77.0 million and approximately $189.0 million for the RVP, HTP and Residential HVAC reporting units, respectively. This represents an increase in the goodwill impairment charges for RVP and HTP of approximately $104.0 million and $17.0 million, respectively, and a decrease in the goodwill impairment charge for Residential HVAC of approximately $11.0 million, as compared to the preliminary estimates recorded in the third quarter of 2008. The primary reason for the change from the preliminary goodwill charge recorded in the third quarter of 2008 were changes in the theoretical valuation of intangible assets from the initial estimates used for the RVP and HTP reporting units.

The Company is also in the process of completing its annual test of goodwill impairment as of the first day of the fourth quarter of 2008 or September 28, 2008. The preliminary results of the Step 1 Tests performed as of September 28, 2008 indicate that the fair value of each of the reporting units exceeds its carrying value and, as such, no additional impairment analysis will be required.

As a result of the continuing severity of the worldwide economic downturn and the impact that it continues to have in the market valuations of both the Company's public competitors and in the overall stock market valuations, the Company concluded that indicators of potential goodwill impairment were present during the fourth quarter of

2008 and therefore the Company is in the process of performing an interim test of goodwill impairment in accordance with SFAS No. 142 as of December 31, 2008. The preliminary results of the Step 1 Tests performed as of December 31, 2008 indicate that the fair value of each of the reporting units exceeds its carrying value and, as such, no additional impairment analysis will be required. Based on the Company's estimates at December 31, 2008, the impact of reducing the Company's fair value estimates for RVP, Residential HVAC and Commercial HVAC by 10% would have no impact on the Company's goodwill assessment for these reporting units. For HTP the impact of reducing the Company's fair value estimates as of December 31, 2008 by 10% would have reduced the estimated fair value to an amount below the carrying value for this reporting unit and therefore would have required the Company to perform additional impairment analysis for this reporting unit.

The Company is in the process of completing the documentation of its accounting for SFAS No. 142. Although the Company does not expect there to be any further adjustments to the Company's SFAS No. 142 conclusions discussed above, there can be no assurance that the Company will not have to record additional adjustments prior to the filing of the Company's Form 10-K, which the Company currently anticipates filing on or before April 15, 2009.

(C)   The Company is a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments:

- the Residential Ventilation Products ("RVP") segment,
- the Home Technology Products ("HTP") segment,
- the Residential Air Conditioning and Heating Products ("Residential HVAC") segment and
- the Commercial Air Conditioning and Heating Products ("Commercial HVAC") segment.

Through these segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the professional remodeling and replacement markets, the residential and commercial construction markets, the manufactured housing market and the do-it-yourself ("DIY") market.

During 2008, the Company changed the composition of its reporting segments to reflect the Residential HVAC segment separately. In accordance with Statement of Financial Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information", the Company has restated prior period segment disclosures to conform to the new composition.

The RVP segment manufactures and sells room and whole house ventilation products and other products primarily for the professional remodeling and replacement markets, the residential new construction market and the DIY market. The principal products sold by this segment include:

- kitchen range hoods,
- exhaust fans (such as bath fans and fan, heater and light combination units), and
- indoor air quality products.

The HTP segment manufactures and sells a broad array of products designed to provide convenience and security for residential and certain commercial applications. The principal products sold by this segment are:

- audio / video distribution and control equipment,
- speakers and subwoofers,
- security and access control products,
- power conditioners and surge protectors,
- audio / video wall mounts and fixtures,
- lighting and home automation controls, and
- structured wiring.

The Residential HVAC segment manufactures and sells heating, ventilating and air conditioning systems for site-built residential and manufactured housing structures and certain commercial markets. The principal products sold by the segment are:

- split-system air conditioners,
- heat pumps,
- air handlers, and
- furnaces and related equipment.

The Commercial HVAC segment manufactures and sells heating, ventilating and air conditioning systems for custom-designed commercial applications to meet customer specifications. The principal products sold by the segment are large custom roof top cooling and heating products.

Net sales and operating (loss) earnings for the Company's segments and pre-tax (loss) earnings for the Company are presented in the table that follows for the three years ended December 31, 2008:

	For the Years Ended December 31,		
	2008	**2007**	**2006**
	(Amounts in millions)		
Net sales:			
Residential ventilation products	$ 715.9	$ 828.8	$ 821.0
Home technology products	514.1	570.2	484.5
Residential HVAC products	524.5	515.3	518.5
Commercial HVAC products	515.2	453.9	394.4
Consolidated net sales	$ 2,269.7	$ 2,368.2	$ 2,218.4
Operating (loss) earnings:			
Residential ventilation products (1)	$ (391.9)	$ 102.9	$ 139.5
Home technology products (2)	(39.2)	76.3	83.9
Residential HVAC products (3)	(176.8)	10.8	37.7
Commercial HVAC products (4)	34.2	20.3	27.2
Subtotal	(573.7)	210.3	288.3
Unallocated:			
Stock-based compensation charges	(0.1)	(0.3)	(0.3)
Foreign exchange (losses) gains on transactions, including intercompany debt	(1.0)	0.4	1.2
Estimated loss contingency on lease guarantee	(6.4)	---	---
Compensation reserve adjustment	---	---	3.5
Unallocated, net	(28.8)	(24.9)	(25.7)
Consolidated operating (loss) earnings	(610.0)	185.5	267.0
Interest expense	(134.7)	(122.0)	(115.6)
Loss from debt retirement	(9.9)	---	---
Investment income	0.8	2.0	2.2
(Loss) earnings before provision for income taxes	$ (753.8)	$ 65.5	$ 153.6

(1) The operating results of the RVP segment for the year ended December 31, 2008 include:
- a non-cash goodwill impairment charge of approximately $444.0 million,
- costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $4.5 million,
- a gain of approximately $2.7 million from the sale of certain segment manufacturing facilities,
- approximately $2.2 million of estimated inefficient production costs and expenses associated with the relocation of certain manufacturing operations,
- a reduction in the social liability reserve related to one of the segment's foreign subsidiaries of approximately $2.0 million,
- a charge of approximately $1.9 million related to the discontinuance of certain range hood products within the U.S. market,
- approximately $1.8 million of severance charges incurred related to certain reduction in workforce initiatives implemented during 2008,
- approximately $0.7 million in net charges related to the closure of certain segment facilities and
- net foreign exchange gains of approximately $0.4 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries.

The operating results of the RVP segment for the year ended December 31, 2007 include:
- a favorable adjustment to selling, general and administrative expense, net based upon the Company's revised estimate of reserves provided in 2006 for certain suppliers in Italy and Poland of approximately $6.7 million,
- approximately $2.9 million in charges related to the closure of certain segment facilities,
- legal and other professional fees and expenses incurred in connection with matters related to certain subsidiaries based in Italy and Poland of approximately $2.1 million,
- an approximately $1.9 million loss related to the settlement of litigation,
- net foreign exchange losses of approximately $1.0 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,
- a charge to warranty expense of approximately $0.5 million related to a product safety upgrade and
- a charge of approximately $0.4 million related to a reserve for amounts due from a customer.

The operating results of the RVP segment for the year ended December 31, 2006 include:
- an approximately $35.9 million curtailment gain related to post-retirement medical and life insurance benefits,
- reserves of approximately $16.0 million related to estimated losses as a result of the unlikelihood that certain suppliers to our kitchen range hood subsidiaries based in Italy and Poland will be able to repay advances and amounts due under other arrangements,
- an approximately $3.5 million charge related to the closure of certain segment facilities and
- an increase in warranty expense in the first quarter of 2006 of approximately $1.5 million related to a product safety upgrade.

(2) The operating results of the HTP segment for the year ended December 31, 2008 include:
- a non-cash goodwill impairment charge of approximately $77.0 million,
- approximately $4.9 million of fees and expenses recorded in connection with the settlement of a dispute with one of its former suppliers,
- a charge of approximately $2.7 million related to a reserve for amounts due from customers,
- approximately $0.8 million of severance charges incurred related to certain reduction in workforce initiatives implemented during 2008,
- net foreign exchange losses of approximately $0.7 million related to transactions and
- an approximately $0.1 million charge related to the closure of certain facilities.

The operating results of the HTP segment for the year ended December 31, 2007 include:
- approximately $2.0 million of fees and expenses incurred in connection with a dispute with a supplier,
- a reduction in warranty expense of approximately $0.7 million related to a product safety upgrade and
- a charge of approximately $0.5 million related to a reserve for amounts due from customers.

The operating results of the HTP segment for the year ended December 31, 2006 include an increase in warranty expense of approximately $2.3 million related to a product safety upgrade.

(3) The operating results of the Residential HVAC segment for the year ended December 31, 2008 include a non-cash goodwill impairment charge of approximately $189.0 million and approximately $0.9 million of severance charges incurred related to certain reduction in workforce initiatives implemented during 2008. The operating results of the Residential HVAC segment for the year ended December 31, 2006 include an approximately $1.6 million gain related to the favorable settlement of litigation.

(4) The operating results of the Commercial HVAC segment for the year ended December 31, 2008 include:
- an approximately $3.3 million non-cash write-down of a foreign subsidiary in the Commercial HVAC segment,
- net foreign exchange gains of approximately $2.1 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,
- a lease termination fee of approximately $1.9 million related to the closure of the segment's Mammoth, Inc. Chaska, Minnesota manufacturing facility,
- approximately $1.5 million of severance charges incurred related to certain reduction in workforce initiatives implemented during 2008, and
- a gain on the settlement of litigation of approximately $1.2 million resulting from a prior bad debt write-off.

The operating results of the Commercial HVAC segment for the year ended December 31, 2007 include:
- a charge of approximately $3.7 million related to the closure of the segment's Mammoth, Inc. Chaska, Minnesota manufacturing facility,
- net foreign exchange losses of approximately $2.5 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries and
- a charge of approximately $1.8 million related to a reserve for amounts due from customers.

The operating results of the Commercial HVAC segment for the year ended December 31, 2006 include:
- a charge of approximately $1.2 million, net of minority interest of approximately $0.8 million, related to a reserve for amounts due from a customer in China related to a Chinese construction project and
- net foreign exchange gains of approximately $0.4 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries.

Depreciation expense, amortization expense and capital expenditures for the Company's segments are presented in the table that follows for the three years ended December 31, 2008:

| | **For the Years Ended December 31,** | | |
	2008	**2007**	**2006**
	(Amounts in millions)		
Depreciation Expense:			
Residential ventilation products	$ 16.0	$ 14.3	$ 12.9
Home technology products	6.3	5.8	4.4
Residential HVAC products	10.5	10.1	9.3
Commercial HVAC products	6.8	6.7	5.7
Unallocated	0.6	0.7	0.7
Consolidated depreciation expense	$ 40.2	$ 37.6	$ 33.0
Amortization expense:			
Residential ventilation products (1)	$ 9.0	$ 6.3	$ 6.4
Home technology products (2)	13.0	13.3	11.4
Residential HVAC products (3)	0.8	0.9	1.2
Commercial HVAC products (4)	5.3	6.5	8.7
Unallocated	0.3	0.5	0.5
Consolidated amortization expense	$ 28.4	$ 27.5	$ 28.2
Capital Expenditures:			
Residential ventilation products	$ 10.5	$ 13.7	$ 20.2
Home technology products	3.7	5.5	6.2
Residential HVAC products	6.3	12.8	6.1
Commercial HVAC products	4.9	4.3	9.6
Unallocated	---	0.1	0.2
Consolidated capital expenditures	$ 25.4	$ 36.4	$ 42.3

(1) Includes amortization of approximately $0.3 million for the year ended December 31, 2006 of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold.

(2) Includes amortization of approximately $0.2 million for the year ended December 31, 2006 of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold.

(3) Includes amortization of approximately $0.2 million for the year ended December 31, 2008 of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold.

(4) Includes amortization of approximately $2.8 million for the year ended December 31, 2006 of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold.

(D) During the fourth quarter ended December 31, 2008 and 2007, the Company's results of operations include the following (income) and expense items recorded in cost of products sold and selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations:

	For the Fourth Quarter Ended Dec. 31, *	
	2008	**2007**
	(Amounts in millions)	
(1) Gains related to certain RVP segment suppliers based in Italy and Poland	$ ---	(6.7)
(2) Severance charges incurred related to certain reduction in workforce initiatives implemented in all four segments (2)	5.0	---
(3) Fees and expenses incurred in the HTP segment in connection with the dispute and settlement with one of its former suppliers	---	1.2
(4) Cost and expenses incurred in the RVP segment in connection with the start up of a range hood facility in Mexico (1)	1.3	---
(5) Charges related to the closure of the Commercial HVAC segment's Mammoth, Inc. Chaska, MN facility	---	1.1
(6) Non-cash write-down of a foreign subsidiary in the Commercial HVAC segment	3.3	---
(7) Foreign exchange losses (gains) related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries	0.1	(0.3)
(8) Net charges related to the closure of certain RVP segment facilities (2)	0.1	0.9
(9) Reserve for amounts due from customers in the RVP, HTP and Commercial HVAC segments	1.2	---
(10) Gain from the sale of certain manufacturing facilities in the RVP segment	(0.2)	---
(11) Estimated inefficient production costs and expenses associated with the relocation of certain RVP segment manufacturing operations (2)	0.2	---
(12) Legal and other professional fees and expenses incurred in connection with matters related to certain subsidiaries based in Italy and Poland in the RVP segment	---	(0.1)
(13) Reduction in social liability reserve related to one of the Company's foreign subsidiaries in the RVP segment	(0.1)	---
(14) Charges related to the discontinuance of certain range hood products within the U.S. market in the RVP segment (1)	1.9	---
(15) Lease termination fee related to the closure of the Commercial HVAC segment's Mammoth, Inc. Chaska, Minnesota manufacturing facility	1.9	---
(16) Product safety upgrade reserves in the RVP and HTP segments (1)	---	(0.8)
(17) Net charges related to the closure of certain HTP segment facilities	0.1	---

* Unless otherwise indicated, all items noted in the above table have been recorded in selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations.

(1) Recorded in cost of products sold.

(2) Approximately $1.3 million of these severance charges incurred related to certain reduction in workforce initiatives was recorded in cost of products sold for the fourth quarter ended December 31, 2008.

Approximately $0.1 million and $0.2 million of the net charges related to the closure of certain RVP segment facilities was recorded in cost of products sold for the fourth quarter ended December 31, 2008 and 2007, respectively.

Approximately $0.2 million of these estimated inefficient production costs and expenses associated with the relocation of certain RVP segment manufacturing operations was recorded in cost of products sold for the fourth quarter ended December 31, 2008.

During the years ended December 31, 2008 and 2007, the Company's results of operations include the following (income) and expense items recorded in cost of products sold and selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations:

	For the Years Ended Dec. 31, *	
	2008	**2007**
	(Amounts in millions)	
(1) Gains related to certain RVP segment suppliers based in Italy and Poland	$ ---	$ (6.7)
(2) Estimated loss contingency on lease guarantee	6.4	---
(3) Severance charges incurred related to certain reduction in workforce initiatives implemented in all four segments (2)	5.0	---
(4) Fees and expenses incurred in the HTP segment in connection with the dispute and settlement with one of its former suppliers	4.9	2.0
(5) Cost and expenses incurred in the RVP segment in connection with the start up of a range hood facility in Mexico (1)	4.5	---
(6) Charges related to the closure of the Commercial HVAC segment's Mammoth, Inc. Chaska, MN facility	---	3.7
(7) Non-cash write-down of a foreign subsidiary in the Commercial HVAC segment	3.3	---
(8) Foreign exchange losses (gains) related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries	(0.8)	3.1
(9) Net charges related to the closure of certain RVP segment facilities (2)	0.7	2.9
(10) Reserve for amounts due from customers in the RVP, HTP and Commercial HVAC segments	2.7	2.7
(11) Gain from the sale of certain manufacturing facilities in the RVP segment	(2.7)	---
(12) Estimated inefficient production costs and expenses associated with the relocation of certain RVP segment manufacturing operations (2)	2.2	---
(13) Legal and other professional fees and expenses incurred in connection with matters related to certain subsidiaries based in Italy and Poland in the RVP segment	---	2.1
(14) Reduction in social liability reserve related to one of the Company's foreign subsidiaries in the RVP segment	(2.0)	---
(15) Charges related to the discontinuance of certain range hood products within the U.S. market in the RVP segment (1)	1.9	---
(16) Lease termination fee related to the closure of the Commercial HVAC segment's Mammoth, Inc. Chaska, Minnesota manufacturing facility	1.9	---
(17) Loss on settlement of litigation in the RVP segment	---	1.9
(18) Gain on settlement of litigation in the Commercial HVAC segment resulting from a prior bad debt write-off	(1.2)	---
(19) Product safety upgrade reserves in the RVP and HTP segments (1)	---	(0.2)
(20) Net charges related to the closure of certain HTP segment facilities	0.1	---

* Unless otherwise indicated, all items noted in the above table have been recorded in selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations.

(1) Recorded in cost of products sold.

(2) Approximately $1.3 million of these severance charges incurred related to certain reduction in workforce initiatives was recorded in cost of products sold for the year ended December 31, 2008.

Approximately $0.8 million and $0.3 million of the net charges related to the closure of certain RVP segment facilities was recorded in cost of products sold for the years ended December 31, 2008 and 2007, respectively.

Approximately $1.8 million of these estimated inefficient production costs and expenses associated with the relocation of certain RVP segment manufacturing operations was recorded in cost of products sold for the year ended December 31, 2008.

(E)   The Company uses EBITDA as both an operating performance and liquidity measure. Operating performance measure disclosures with respect to EBITDA are provided below. Refer to Note F for liquidity measure disclosures with respect to EBITDA and a reconciliation from net cash flows from operating activities to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net earnings (loss). EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of operations impact of depreciation and amortization expense, interest expense and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. The Company uses a significant amount of capital assets and depreciation and amortization expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and interest expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company generally incurs significant U.S. federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of the Company's costs and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net earnings (loss) for a more complete analysis of the Company's profitability, as net earnings (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to EBITDA. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's operating results as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of Company and subsidiary operating performance (including the performance of subsidiary management) relative to outside peer group companies. In addition, the Company uses EBITDA as an operating performance measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in Nortek's ABL Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of the Company's performance. The Company is also active in mergers, acquisitions and divestitures and uses EBITDA as an additional operating performance measure to assess Company, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of Company, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies. The Company uses EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of potential valuation and relative performance and therefore does not place undue reliance on EBITDA as its only measure of operating performance.

The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for comparing company profitability, which eliminates the effects of financing, differing valuations of fixed and intangible assets and tax structure decisions. The Company believes that EBITDA is specifically relevant to the Company, due to the different degrees of leverage among its competitors, the impact of purchase accounting associated with acquisitions, which impacts comparability with its competitors who may or may not have recently revalued their fixed and intangible assets, and the differing tax structures and tax jurisdictions of certain of the Company's competitors. The Company has included EBITDA as a supplemental operating performance measure, which should be evaluated by investors in conjunction with the traditional GAAP performance measures discussed earlier in this summary of operations for a complete evaluation of the Company's operating performance.

NORTEK, INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS
(Continued)

The following table presents a reconciliation from net (loss) earnings, which is the most directly comparable GAAP operating performance measure, to EBITDA for the fourth quarter ended December 31, 2008 and 2007:

	For the Fourth Quarter Ended December 31,	
	2008	**2007**
	(Dollar amounts in millions)	
Net (loss) earnings (1), (2)	$ (135.6)	$ 3.1
(Benefit) provision for income taxes	(3.8)	5.0
Interest expense (3)	38.9	30.7
Investment income	(0.2)	(0.5)
Depreciation expense	8.9	9.6
Amortization expense	6.6	8.6
EBITDA (1), (2)	$ (85.2)	$ 56.5

(1) Net loss and EBITDA for the fourth quarter ended December 31, 2008 includes the following other income and expense items:
- a non-cash goodwill impairment charge of approximately $110.0 million,
- approximately $5.0 million of severance charges incurred related to certain reduction in workforce initiatives implemented in all four segments,
- costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $1.3 million in the RVP segment,
- an approximately $3.3 million non-cash write-down of a foreign subsidiary in the Commercial HVAC segment,
- a gain of approximately $0.2 million from the sale of certain RVP segment manufacturing facilities,
- a charge of approximately $1.2 million related to a reserve for amounts due from customers in the HTP segment,
- approximately $0.2 million of estimated inefficient production costs and expenses associated with the relocation of certain manufacturing operations in the RVP segment,
- a reduction in the social liability reserve related to one of the RVP segment's foreign subsidiaries of approximately $0.1 million,
- a charge of approximately $1.9 million related to the discontinuance of certain range hood products within the U.S. market in the RVP segment,
- a lease termination fee of approximately $1.9 million related to the closure of the Commercial HVAC segment's Mammoth, Inc. Chaska, Minnesota manufacturing facility,
- net foreign exchange losses of approximately $0.1 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,
- approximately $0.1 million in net charges related to the closure of certain RVP segment facilities, and
- an approximately $0.1 million charge related to the closure of certain HTP segment facilities.

(2) Net earnings and EBITDA for the fourth quarter ended December 31, 2007 includes the following other income and expense items:

- a favorable adjustment to selling, general and administrative expense, net based upon the Company's revised estimate of reserves provided in 2006 for certain suppliers in Italy and Poland of approximately $6.7 million in the RVP segment,
- a charge of approximately $1.1 million related to the planned closure of the Commercial HVAC segment's Mammoth, Inc. Chaska, Minnesota manufacturing facility,
- net foreign exchange gains of approximately $0.3 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,
- approximately $0.9 million in charges related to the closure of certain RVP segment facilities,
- a reduction in legal and other professional fees and expenses incurred in connection with matters related to certain RVP segment subsidiaries based in Italy and Poland of approximately $0.1 million,
- approximately $1.2 million of fees and expenses incurred in connection with a dispute with a supplier in the HTP segment, and
- a net reduction to warranty expense of approximately $0.8 million related to product safety upgrades in the HTP segment.

(3) Interest expense for the fourth quarter ended December 31, 2008 includes cash interest of approximately $36.3 million and non-cash interest of approximately $2.6 million. Interest expense for the fourth quarter ended December 31, 2007 includes cash interest of approximately $29.3 million and non-cash interest of approximately $1.4 million.

The following table presents a reconciliation from net (loss) earnings, which is the most directly comparable GAAP operating performance measure, to EBITDA for the years ended December 31, 2008 and 2007:

	For the Years Ended	
	December 31,	
	2008	**2007**
	(Dollar amounts in millions)	
Net (loss) earnings (1), (2)	$ (780.7)	$ 32.4
Provision for income taxes	26.9	33.1
Interest expense (3)	134.7	122.0
Investment income	(0.8)	(2.0)
Depreciation expense	40.2	37.6
Amortization expense	28.4	27.5
EBITDA (1), (2)	$ (551.3)	$ 250.6

(1) Net loss and EBITDA for the year ended December 31, 2008 includes the following other income and expense items:
- a non-cash goodwill impairment charge of approximately $710.0 million,
- a pre-tax loss from debt retirement of approximately $9.9 million, primarily as a result of writing off unamortized deferred debt expense related to Nortek's senior secured credit facility,
- a charge of approximately $6.4 million related to an estimated loss contingency on a lease guarantee,
- approximately $5.0 million of severance charges incurred related to certain reduction in workforce initiatives implemented in all four segments,
- approximately $4.9 million of fees and expenses recorded in connection with the settlement of a dispute with one of its former suppliers in the HTP segment,
- costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $4.5 million in the RVP segment,
- an approximately $3.3 million non-cash write-down of a foreign subsidiary in the Commercial HVAC segment,
- a gain of approximately $2.7 million from the sale of certain RVP segment manufacturing facilities,
- a charge of approximately $2.7 million related to a reserve for amounts due from customers in the HTP segment,
- approximately $2.2 million of estimated inefficient production costs and expenses associated with the relocation of certain manufacturing operations in the RVP segment,
- a reduction in the social liability reserve related to one of the RVP segment's foreign subsidiaries of approximately $2.0 million,
- a charge of approximately $1.9 million related to the discontinuance of certain range hood products within the U.S. market in the RVP segment,
- a lease termination fee of approximately $1.9 million related to the closure of the Commercial HVAC segment's Mammoth, Inc. Chaska, Minnesota manufacturing facility,
- a gain on the settlement of litigation in the Commercial HVAC segment resulting from a prior bad debt write-off of approximately $1.2 million,
- net foreign exchange gains of approximately $0.8 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,
- approximately $0.7 million in net charges related to the closure of certain RVP segment facilities, and
- an approximately $0.1 million charge related to the closure of certain HTP segment facilities.

(2) Net earnings and EBITDA for the year ended December 31, 2007 includes the following other income and expense items:

- a favorable adjustment to selling, general and administrative expense, net based upon the Company's revised estimate of reserves provided in 2006 for certain suppliers in Italy and Poland of approximately $6.7 million in the RVP segment,
- a charge of approximately $3.7 million related to the planned closure of the Commercial HVAC segment's Mammoth, Inc. Chaska, Minnesota manufacturing facility,
- net foreign exchange losses of approximately $3.1 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,
- approximately $2.9 million in charges related to the closure of certain RVP segment facilities,
- charges of approximately $2.7 million related to reserves for amounts due from customers in the RVP, HTP and Commercial HVAC segments,
- legal and other professional fees and expenses incurred in connection with matters related to certain RVP segment subsidiaries based in Italy and Poland of approximately $2.1 million,
- approximately $2.0 million of fees and expenses incurred in connection with a dispute with a supplier in the HTP segment,
- a loss on settlement of litigation in the RVP segment of approximately $1.9 million, and
- a net reduction to warranty expense of approximately $0.2 million related to product safety upgrades in the RVP and HTP segments.

(3) Interest expense for the year ended December 31, 2008 includes cash interest of approximately $126.4 million and non-cash interest of approximately $8.3 million. Interest expense for the year ended December 31, 2007 includes cash interest of approximately $116.4 million and non-cash interest of approximately $5.6 million.

(F)   The Company uses EBITDA as both a liquidity and operating performance measure.   Liquidity measure disclosures with respect to EBITDA are provided below.   Refer to Note E for operating performance measure disclosures with respect to EBITDA and a reconciliation from net earnings (loss) to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of cash flow under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP cash flow measures such as cash flows from operating, investing and financing activities.   EBITDA does not necessarily represent an accurate measure of cash flow performance because it excludes, among other things, capital expenditures, working capital requirements, significant debt service for principal and interest payments, income tax payments and other contractual obligations, which may have a significant adverse impact on a company's cash flow performance thereby limiting its usefulness when evaluating the Company's cash flow performance. The Company uses a significant amount of capital assets and capital expenditures are a significant component of the Company's annual cash expenditures and therefore their exclusion from EBITDA is a material limitation.   The Company has significant working capital requirements during the year due to the seasonality of its business, which require significant cash expenditures and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and the Company has significant cash expenditures during the year related to principal and interest payments and therefore their exclusion from EBITDA is a material limitation. The Company generally pays significant U.S. federal, state and foreign income taxes each year and therefore its exclusion from EBITDA is a material limitation.   As a result, EBITDA should be evaluated in conjunction with net cash from operating, investing and financing activities for a more complete analysis of the Company's cash flow performance, as they include the financial statement impact of these items.   Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for replacements.   As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies thereby limiting its usefulness as a comparative measure.   Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's cash flows as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP liquidity measure to allow the Company to evaluate its operating units cash-generating ability to fund income tax payments, corporate overhead, capital expenditures and increases in working capital.   EBITDA is also used by management to allocate resources for growth among its businesses, to identify possible impairment charges, to evaluate the Company's ability to service its debt and to raise capital for growth opportunities, including acquisitions.   In addition, the Company uses EBITDA as a liquidity measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in Nortek's ABL Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP liquidity measure to assist them in their evaluation of the Company's cash flow performance. The Company uses EBITDA in conjunction with traditional GAAP liquidity measures as part of its overall assessment of cash flow ability and therefore does not place undue reliance on EBITDA as its only measure of cash flow performance.

The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for assessing a company's cash flow ability to service and/or incur additional indebtedness, which eliminates the impact of certain non-cash items such as depreciation and amortization.   The Company believes that EBITDA is specifically relevant to the Company due to the Company's leveraged position as well as the common use of EBITDA as a liquidity measure within the Company's industries by lenders, investors, others in the financial community and peer group companies.   The Company has included EBITDA as a supplemental liquidity measure, which should be evaluated by investors in conjunction with the traditional GAAP liquidity measures discussed earlier in this summary of operations for a complete evaluation of the Company's cash flow performance.

The following table presents a reconciliation from net cash provided by operating activities, which is the most directly comparable GAAP liquidity measure, to EBITDA for the years ended December 31, 2008 and 2007:

	For the Years Ended December 31,	
	2008	**2007**
	(Dollar amounts in millions)	
Net cash provided by operating activities	$ 54.4	$ 107.0
Cash provided by working capital and other long-term asset and liability changes	(25.6)	(7.2)
Non-cash interest expense, net	(8.3)	(5.6)
Non-cash goodwill impairment charge	(710.0)	---
Non-cash write-down of a foreign subsidiary	(3.3)	---
Loss from debt retirement	(9.9)	---
Non-cash stock-based compensation	(0.1)	(0.3)
Gain (loss) on sale of property and equipment	1.8	(2.4)
Deferred federal income tax (provision) benefit	(11.1)	6.0
Provision for income taxes	26.9	33.1
Interest expense (3)	134.7	122.0
Investment income	(0.8)	(2.0)
EBITDA (1), (2)	$ (551.3)	$ 250.6

(1) EBITDA for the year ended December 31, 2008 includes the following other income and expense items:
- a non-cash goodwill impairment charge of approximately $710.0 million,
- a pre-tax loss from debt retirement of approximately $9.9 million, primarily as a result of writing off unamortized deferred debt expense related to Nortek's senior secured credit facility,
- a charge of approximately $6.4 million related to an estimated loss contingency on a lease guarantee,
- approximately $5.0 million of severance charges incurred related to certain reduction in workforce initiatives implemented in all four segments,
- approximately $4.9 million of fees and expenses recorded in connection with the settlement of a dispute with one of its former suppliers in the HTP segment,
- costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $4.5 million in the RVP segment,
- an approximately $3.3 million non-cash write-down of a foreign subsidiary in the Commercial HVAC segment,
- a gain of approximately $2.7 million from the sale of certain RVP segment manufacturing facilities,
- a charge of approximately $2.7 million related to a reserve for amounts due from customers in the HTP segment,
- approximately $2.2 million of estimated inefficient production costs and expenses associated with the relocation of certain manufacturing operations in the RVP segment,
- a reduction in the social liability reserve related to one of the RVP segment's foreign subsidiaries of approximately $2.0 million,
- a charge of approximately $1.9 million related to the discontinuance of certain range hood products within the U.S. market in the RVP segment,
- a lease termination fee of approximately $1.9 million related to the closure of the Commercial HVAC segment's Mammoth, Inc. Chaska, Minnesota manufacturing facility,
- a gain on the settlement of litigation in the Commercial HVAC segment resulting from a prior bad debt write-off of approximately $1.2 million,
- net foreign exchange gains of approximately $0.8 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,
- approximately $0.7 million in net charges related to the closure of certain RVP segment facilities, and
- an approximately $0.1 million charge related to the closure of certain HTP segment facilities.

(2) EBITDA for the year ended December 31, 2007 includes the following other income and expense items:
- a favorable adjustment to selling, general and administrative expense, net based upon the Company's revised estimate of reserves provided in 2006 for certain RVP segment suppliers in Italy and Poland of approximately $6.7 million,
- a charge of approximately $3.7 million related to the planned closure of the Commercial HVAC segment's Mammoth, Inc. Chaska, Minnesota manufacturing facility,
- net foreign exchange losses of approximately $3.1 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,
- approximately $2.9 million in charges related to the closure of certain RVP segment facilities,
- charges of approximately $2.7 million related to reserves for amounts due from customers in the RVP, HTP and Commercial HVAC segments,
- legal and other professional fees and expenses incurred in connection with matters related to certain RVP segment subsidiaries based in Italy and Poland of approximately $2.1 million,
- approximately $2.0 million of fees and expenses incurred in connection with a dispute with a supplier in the HTP segment,
- a loss on settlement of litigation in the RVP segment of approximately $1.9 million, and
- a net reduction to warranty expense of approximately $0.2 million related to product safety upgrades in the RVP and HTP segments.

(3) Interest expense for the year ended December 31, 2008 includes cash interest of approximately $126.4 million and non-cash interest of approximately $8.3 million. Interest expense for the year ended December 31, 2007 includes cash interest of approximately $116.4 million and non-cash interest of approximately $5.6 million.

(G) The Company uses adjusted operating earnings as an operating performance measure. Operating performance measure disclosures with respect to adjusted operating earnings are provided below.

Adjusted operating earnings is defined as net earnings (loss) before goodwill impairment charges, interest, losses from debt retirement and taxes. Adjusted operating earnings is not a measure of operating performance under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net earnings (loss). Adjusted operating earnings as an operating performance measure has material limitations since it excludes, among other things, goodwill impairment charges, interest, losses from debt retirement and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. The Company, at times, will incur goodwill impairment charges relating to its operating businesses and therefore, goodwill impairment charges are a necessary element of the Company's costs and operating environment and therefore its exclusion from adjusted operating earnings is a material limitation. The Company has a significant amount of debt and therefore, interest expense and losses from debt retirement are a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from adjusted operating earnings is a material limitation. The Company generally incurs significant U.S. federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of the Company's costs and therefore its exclusion from adjusted operating earnings is a material limitation. As a result, adjusted operating earnings should be evaluated in conjunction with net earnings (loss) for a more complete analysis of the Company's profitability, as net earnings (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to adjusted operating earnings. As adjusted operating earnings is not defined by GAAP, the Company's definition of adjusted operating earnings may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that adjusted operating earnings has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's operating results as reported under GAAP.

Company management uses adjusted operating earnings as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of Company and subsidiary operating performance (including the performance of subsidiary management) relative to outside peer group companies. In addition, the Company uses adjusted operating earnings as an operating performance measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in Nortek's ABL Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of the Company's performance. The Company is also active in mergers, acquisitions and divestitures and uses adjusted operating earnings as an additional operating performance measure to assess Company, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of Company, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies. The Company uses adjusted operating earnings in conjunction with traditional GAAP operating performance measures as part of its overall assessment of potential valuation and relative performance and therefore does not place undue reliance on adjusted operating earnings as its only measure of operating performance.

The Company believes adjusted operating earnings is useful for both the Company and investors as it eliminates the effects of financing, tax structure decisions and goodwill impairment charges. The Company believes that adjusted operating earnings is specifically relevant to the Company, due to the different degrees of leverage among its competitors, the differing tax structures and tax jurisdictions of certain of the Company's competitors and varying business practices of the Company's competitors. The Company has included adjusted operating earnings as a supplemental operating performance measure, which should be evaluated by investors in conjunction with the traditional GAAP performance measures discussed earlier in this summary of operations for a complete evaluation of the Company's operating performance.

The following table presents a reconciliation from net (loss) earnings, which is the most directly comparable GAAP operating performance measure, to adjusted operating earnings for the fourth quarter ended December 31, 2008 and 2007:

| | **For the Fourth Quarter Ended December 31,** | |
| | **2008** | **2007** |
	(Dollar amounts in millions)	
Net (loss) earnings (1), (2)	$ (135.6)	$ 3.1
(Benefit) provision for income taxes	(3.8)	5.0
Interest expense (3)	38.9	30.7
Investment income	(0.2)	(0.5)
Operating (loss) earnings	(100.7)	38.3
Goodwill impairment charge	110.0	---
Adjusted operating earnings	$ 9.3	$ 38.3

(1) Net loss for the fourth quarter ended December 31, 2008 includes the following other income and expense items:
- a non-cash goodwill impairment charge of approximately $110.0 million,
- approximately $5.0 million of severance charges incurred related to certain reduction in workforce initiatives implemented in all four segments,
- costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $1.3 million in the RVP segment,
- an approximately $3.3 million non-cash write-down of a foreign subsidiary in the Commercial HVAC segment,
- a gain of approximately $0.2 million from the sale of certain RVP segment manufacturing facilities,
- a charge of approximately $1.2 million related to a reserve for amounts due from customers in the HTP segment,
- approximately $0.2 million of estimated inefficient production costs and expenses associated with the relocation of certain manufacturing operations in the RVP segment,
- a reduction in the social liability reserve related to one of the RVP segment's foreign subsidiaries of approximately $0.1 million,
- a charge of approximately $1.9 million related to the discontinuance of certain range hood products within the U.S. market in the RVP segment,
- a lease termination fee of approximately $1.9 million related to the closure of the Commercial HVAC segment's Mammoth, Inc. Chaska, Minnesota manufacturing facility,
- net foreign exchange losses of approximately $0.1 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,
- approximately $0.1 million in net charges related to the closure of certain RVP segment facilities, and
- an approximately $0.1 million charge related to the closure of certain HTP segment facilities.

(2) Net earnings for the fourth quarter ended December 31, 2007 includes the following other income and expense items:

- a favorable adjustment to selling, general and administrative expense, net based upon the Company's revised estimate of reserves provided in 2006 for certain suppliers in Italy and Poland of approximately $6.7 million in the RVP segment,

- a charge of approximately $1.1 million related to the planned closure of the Commercial HVAC segment's Mammoth, Inc. Chaska, Minnesota manufacturing facility,

- net foreign exchange gains of approximately $0.3 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,

- approximately $0.9 million in charges related to the closure of certain RVP segment facilities,

- a reduction in legal and other professional fees and expenses incurred in connection with matters related to certain RVP segment subsidiaries based in Italy and Poland of approximately $0.1 million,

- approximately $1.2 million of fees and expenses incurred in connection with a dispute with a supplier in the HTP segment, and

- a net reduction to warranty expense of approximately $0.8 million related to product safety upgrades in the HTP segment.

(3) Interest expense for the fourth quarter ended December 31, 2008 includes cash interest of approximately $36.3 million and non-cash interest of approximately $2.6 million. Interest expense for the fourth quarter ended December 31, 2007 includes cash interest of approximately $29.3 million and non-cash interest of approximately $1.4 million.

The following table presents a reconciliation from net (loss) earnings, which is the most directly comparable GAAP operating performance measure, to adjusted operating earnings for the years ended December 31, 2008 and 2007:

	For the Years Ended December 31,	
	2008	**2007**
	(Dollar amounts in millions)	
Net (loss) earnings (1), (2)	$ (780.7)	$ 32.4
Provision for income taxes	26.9	33.1
Interest expense (3)	134.7	122.0
Loss from debt retirement	9.9	---
Investment income	(0.8)	(2.0)
Operating (loss) earnings	(610.0)	185.5
Goodwill impairment charge	710.0	---
Adjusted operating earnings	$ 100.0	$ 185.5

(1) Net loss for the year ended December 31, 2008 includes the following other income and expense items:
- a non-cash goodwill impairment charge of approximately $710.0 million,
- a pre-tax loss from debt retirement of approximately $9.9 million, primarily as a result of writing off unamortized deferred debt expense related to Nortek's senior secured credit facility,
- a charge of approximately $6.4 million related to an estimated loss contingency on a lease guarantee,
- approximately $5.0 million of severance charges incurred related to certain reduction in workforce initiatives implemented in all four segments,
- approximately $4.9 million of fees and expenses recorded in connection with the settlement of a dispute with one of its former suppliers in the HTP segment,
- costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $4.5 million in the RVP segment,
- an approximately $3.3 million non-cash write-down of a foreign subsidiary in the Commercial HVAC segment,
- a gain of approximately $2.7 million from the sale of certain RVP segment manufacturing facilities,
- a charge of approximately $2.7 million related to a reserve for amounts due from customers in the HTP segment,
- approximately $2.2 million of estimated inefficient production costs and expenses associated with the relocation of certain manufacturing operations in the RVP segment,
- a reduction in the social liability reserve related to one of the RVP segment's foreign subsidiaries of approximately $2.0 million,
- a charge of approximately $1.9 million related to the discontinuance of certain range hood products within the U.S. market in the RVP segment,
- a lease termination fee of approximately $1.9 million related to the closure of the Commercial HVAC segment's Mammoth, Inc. Chaska, Minnesota manufacturing facility,
- a gain on the settlement of litigation in the Commercial HVAC segment resulting from a prior bad debt write-off of approximately $1.2 million,
- net foreign exchange gains of approximately $0.8 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,
- approximately $0.7 million in net charges related to the closure of certain RVP segment facilities, and
- an approximately $0.1 million charge related to the closure of certain HTP segment facilities.

(2) Net earnings for the year ended December 31, 2007 includes the following other income and expense items:

- a favorable adjustment to selling, general and administrative expense, net based upon the Company's revised estimate of reserves provided in 2006 for certain RVP segment suppliers in Italy and Poland of approximately $6.7 million,
- a charge of approximately $3.7 million related to the planned closure of the Commercial HVAC segment's Mammoth, Inc. Chaska, Minnesota manufacturing facility,
- net foreign exchange losses of approximately $3.1 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,
- approximately $2.9 million in charges related to the closure of certain RVP segment facilities,
- charges of approximately $2.7 million related to reserves for amounts due from customers in the RVP, HTP and Commercial HVAC segments,
- legal and other professional fees and expenses incurred in connection with matters related to certain RVP segment subsidiaries based in Italy and Poland of approximately $2.1 million,
- approximately $2.0 million of fees and expenses incurred in connection with a dispute with a supplier in the HTP segment,
- a loss on settlement of litigation in the RVP segment of approximately $1.9 million, and
- a net reduction to warranty expense of approximately $0.2 million related to product safety upgrades in the RVP and HTP segments.

(3) Interest expense for the year ended December 31, 2008 includes cash interest of approximately $126.4 million and non-cash interest of approximately $8.3 million. Interest expense for the year ended December 31, 2007 includes cash interest of approximately $116.4 million and non-cash interest of approximately $5.6 million.